
June 21, 2013

<u>Via E-Mail</u>
Mr. Donald W. Hohman, Sr.
Chief Executive Officer
Whoopass Poker Corporation
8880 West Sunset Road, 3rd Floor
Las Vegas, NV 89148

> **Re: Whoopass Poker Corporation**
> **Item 4.02 Form 8-K**
> **Filed June 19, 2013**
> **File No. 0-54724**

Dear Mr. Hohman:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 8-K dated May 31, 2013</u>

<u>Item 4.02 – Non-reliance on Previously Issued Financial Statements</u>

1.   Please amend your filing to disclose when you concluded that your financial statements should no longer be relied upon. Also, identify the financial statements and years or periods covered that should no longer be relied upon.

2.   Please amend your filing to state whether the audit committee, or the board of directors in the absence of an audit committee, or authorized officer or officers, discussed with the independent accountant the matters disclosed in the filing pursuant to Item 4.02(a).

3.   Please tell us if your certifying officers have considered the effect of the errors on the adequacy of your previous disclosures regarding internal controls over financial reporting and disclosure controls and procedures as of the end of the period covered by your Form

10-K for the year ended December 31, 2012. Additionally, tell us what effect the errors had on your current evaluation of disclosure controls and procedures as of the quarter ended March 31, 2013.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact David Burton, Staff Accountant at (202) 551-3626 or me at (202) 551-3643 if you have questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant at (202) 551-3671.

Sincerely,

/s/ Kevin L. Vaughn

Kevin L. Vaughn
Accounting Branch Chief